April 29, 2015

Mr. James Allegretto

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

RE:	Dominion Resources, Inc.
Virginia Electric and Power Company
Form 10-K for the Year Ended December 31, 2014
Filed February 27, 2015
File No. 1-08489 and 0-55337

Dear Mr. Allegretto:

Dominion Resources, Inc. (“Dominion”) and Virginia Electric and Power Company (“Virginia Power”) (collectively and individually the “Company”) received the Staff’s letter dated April 17, 2015, which provided comments on the above-referenced document. This response letter has been filed on EDGAR, and a copy has been sent by email.

As requested by the Staff, the Company hereby acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For your convenience, the Staff’s comments are set forth below and are followed by our responses.

Financial Statements

Combined Notes to Consolidated Financial Statements, page 78

Note 13. Regulatory Matters, page 112

Staff Comments:

1.	We note your disclosure here and on page 21 that in February 2015, the Virginia Governor signed legislation into law which will keep Virginia Power’s base rates unchanged until at least December 1,

2022. We also note that during this period that you bear the risk of any severe weather events and natural disasters, as well as the risk of asset impairments related to the early retirement of any generation facilities due to the implementation of the Clean Power Plan regulations, and may not recover associated costs through increases to base rates. In light of this rate freeze, please tell us how you considered the continued applicability of ASC 980 to your operations and financial statements. In doing so, please specifically address the following:

•	Explain how your rates are and will continue to be designed to recover your specific cost of providing service under ASC 980-10-15-2(b). In doing so, please explain whether your rates can be adjusted for specific economic events such as tax law changes, significant changes in fuel or plant costs or unusual storm damage.

Response:

Dominion’s wholly-owned electric utility subsidiary, Virginia Power, is a regulated public utility engaged in the generation, transmission, and distribution of energy in Virginia and North Carolina. Prior to 1999, the Virginia State Corporation Commission (the “Virginia Commission”) reviewed and approved base rates for the generation and distribution operations and fuel factor rates for Virginia utility customers. In 1999, legislation was enacted that provided a detailed timeline for the transition from a cost-based environment to a competitive market for electric generation in Virginia (the “1999 Legislation”). Under the 1999 Legislation, the Company’s base rates remained unchanged until 2008 and recovery of generation-related costs continued to be provided through capped rates.

As retail competition for electric utility customers never materialized in Virginia, legislation was enacted in 2007 to re-regulate the electric utility industry (the “2007 Legislation”). In 2009, the Virginia Commission completed its review of the base rates and terms and conditions of Virginia Power for the existing generation and distribution assets (the “legacy assets”). Subsequent to the 2009 review of base rates, the Virginia Commission was required to conduct biennial reviews of our generation and distribution base rates. In addition to providing for the traditional recovery of base cost of service, the 2007 Legislation also authorized stand-alone rate adjustment clauses (“RACs”) for recovery of costs for new generation projects, environmental compliance at generation facilities, FERC-approved transmission, conservation and energy efficiency programs, and renewable energy programs. Finally, the 2007 Legislation reinstated annual fuel factor rate adjustments, with deferred fuel accounting for over- or under-recoveries of fuel costs beginning July 1, 2007. The RACs and fuel factor rates ensure dollar-for-dollar recovery for prudently incurred costs.

During the period 1999 to present, the Company’s base rates for generation and distribution services have not changed and the Company has continued to recover its specific costs of providing services to its customers during this time.

In light of the new Virginia legislation (the “2015 Legislation”), Virginia Power considered the continued applicability of ASC 980 to its operations and financial statements and determined that Virginia Power’s operations still meet all the requirements to apply ASC 980. The Company’s analysis considered the three criteria identified in ASC 980:

•

ASC 980-10-15-2 (a) The entity’s rates for regulated services or products provided to its customers are established by or are subject to approval by an independent, third-party regulator – The Virginia Commission has the authority under Virginia legislation to review and establish Virginia Power’s base rates. The Code of Virginia still provides that electric utilities shall be subject to regulation as specified in Chapter A.2. Virginia Power’s base rates were last approved by the Virginia Commission during the 2011-2012 biennial review in late 2013. The Virginia Commission is currently conducting the 2013-2014 biennial review. The 2015 Legislation specifically addresses that the Virginia Commission must resume biennial reviews of Virginia Power’s earnings for the 2020 and 2021 test period and can establish new base rates starting in 2022. In addition, the Virginia Commission is required to continue to perform annual reviews of the Company’s fuel factor rates and RACs to determine if incurred costs are prudent and to determine revenue requirements. Also, the Virginia Commission has the authority under the 2015 Legislation at all times to inspect the books, papers, and documents of Virginia Power and to require special reports and statements, under oath, concerning Virginia Power’s business. Therefore, Virginia Power concluded that its rates for regulated services or products provided to its customers continue to be established by the Virginia Commission, an independent third-party regulator.

•	ASC 980-10-15-2 (b) The regulated rates are designed to recover the specific entity’s costs of providing the regulated services or products – Virginia Power determined that its base rates are and will continue to be designed to recover its specific costs of providing service. In coming to this conclusion, the Company considered a number of factors about its base rates and the mechanisms under the 2007 Legislation that allow for specific recovery of costs not included within its base rates.

Base rates are one component of Virginia Power’s customer bills. The Virginia Commission sets Virginia Power’s base rates based on cost-of-service studies specific to Virginia Power’s costs. Base rates are primarily for stable and predictable costs related to the legacy assets, and comprise approximately half of the amounts collected from Virginia customers, including an acceptable return on equity (“ROE”) component. The Company’s base rates have been approved by the Virginia Commission and have not been adjusted as part of the Virginia Commission’s biennial reviews since such reviews commenced following the 2007 Legislation. An important characteristic of base rates is that they are only reset as needed. Although the individual components of the base cost of service may change over time, a change in rates may not be necessary for several reasons. Some individual specific costs may increase over time while others decrease over the same period. Alternatively, increased costs may result in an increased revenue requirement, but growth in customer sales may provide sufficient revenue to provide recovery of such cost increases, as well as to continue to provide an adequate ROE. While the Company’s base rates for distribution and generation services have not changed, the Company has consistently been able to recover its cost of service for its legacy assets and earn a reasonable rate of return since re-regulation in 2007.

Most of the Company’s significant cost increases relate to fuel, transmission investments, new generation facility investments, demand-side management program investments and underground distribution investments. The Company’s fuel factor rates continue to be subject to adjustment on an annual basis during the rate freeze period to allow for dollar-for-dollar recovery of costs. As such, any significant changes in fuel costs will continue to be collected through the separate fuel factor rates. The fuel factor rates do not include an ROE component. The remaining specific costs discussed above are currently being recovered through seven RACs, and an additional two RACs are currently being reviewed by the Virginia Commission. Virginia Power’s RACs are providing or are expected to provide cost recovery for the bulk of the Company’s major construction projects, including large natural gas and other power plants, conversions of coal plants and undergrounding of distribution lines. The Company also plans to request RACs for additional construction projects in the future. The RACs will continue to be established annually by the Virginia Commission during the base rate freeze period. All RACs allow for dollar-for-dollar recovery of these specific costs and most RACs include an ROE component. The 2007 Legislation also allows for the Company to seek recovery of environmental costs from newly proposed environmental rules and regulations related to environmental compliance for the legacy assets, other than costs from the Clean Power Plan, through RACs.

In evaluating its ability to recover costs related to specific economic events that are not otherwise collected through fuel factor rates or RACs, the Company considered the impact of past severe weather events, natural disasters and asset impairments. In the past six years the Company has had multiple such instances (storm costs, plant impairments, asset write-offs, etc.) and has recovered its specific base rate costs while still earning a reasonable rate of return. For example, in 2011 the Company incurred the following system-level costs: plant abandonment charges of $228 million, storm costs from a hurricane of $96 million, and an impairment charge of $43 million. In 2014, the Company incurred the following system-level costs: charges from legislation of $374 million and environmental contingent losses of $121 million.

In addition, the Code of Virginia provides for an emergency clause which would allow the Virginia Commission to order a temporary increase in base rates. This could be utilized for circumstances in which the Company is unable to recover its specific base rate costs due to a significant event.

•	ASC 980-10-15-2(c) In view of the demand for the regulated services or products and the level of competition, direct and indirect, it is reasonable to assume that rates set at levels that will recover the entity’s costs can be charged to and collected from customers – The 2015 Legislation did not change the level of competition in Virginia, therefore Virginia Power still assumes that its base rates can be charged to and collected from its customers.

Staff Comments:

•	Please tell us how you expect to recover your specific current and future forecasted costs with existing base rates for the next 5 years. In this regard, please tell us how you are able to forecast your costs for the lengthy period subject to the legislation and how you will monitor each period to determine whether you are recovering your costs under ASC 980.

Response:

As noted above, the majority of future forecasted costs subject to potential increases such as fuel, new construction projects or environmental expenditures for non-Clean Power Plan compliance are eligible for recovery via fuel factor rates or RACs. Further, the Company’s base rates have not changed in more than five years and its costs have remained stable and predictable. Because of the stability and predictability of the majority of base rate costs from our legacy assets, which include expenses such as depreciation and maintenance expense, salaries and wages and income and property taxes, we can accurately forecast these costs. As previously discussed, the Company has demonstrated the ability to absorb costs of unplanned specific economic events, which we cannot accurately forecast, while still earning a reasonable rate of return. The Company plans to continue its practice of monitoring earned base revenues in light of actual costs to ensure it is earning reasonable rates of return for its various jurisdictions.

Staff Comments:

•	We note that the new legislation requires the Virginia Commission to conduct proceedings in 2017 and 2019 to determine your ROE for use in connection with rate adjustment clauses and requires you to file integrated resource plans annually. Please tell us how the provision related to ROE will impact you. Please also explain whether the Virginia Commission can order a refund for test periods in which the biennial reviews will be suspended.

Response:

The impact of the ROE provision in the 2015 Legislation is to allow the Virginia Commission to set a fair ROE on RACs. As discussed above, the RACs are set annually by the Virginia Commission. The legislation does not allow the Virginia Commission to order a refund of base rates for the test periods 2015 through 2019.

If you have any questions or require further information, please call me at (804) 771-4149 or fax me at (804) 771-6519.

Sincerely,

/s/ Michele L. Cardiff
Michele L. Cardiff
Vice President, Controller and Chief Accounting Officer
Dominion Resources, Inc.
Virginia Electric and Power Company

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